Bitwise Bitcoin ETF
250 Montgomery Street, Suite 200

San Francisco, California 94104

July 31, 2025

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Bitwise Bitcoin ETF (the “Registrant”)

Ladies and Gentlemen:

The undersigned, Bitwise Bitcoin ETF (the “Registrant”), pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully request that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form S-3 (Registration No. 333-287903), filed on July 31, 2025, so that the same may become effective at 5:00 p.m. Eastern Time on July 31, 2025 or as soon thereafter as practicable.

Very truly yours,

Bitwise Investment Advisers, LLC,
Sponsor of the Bitwise Bitcoin ETF

By:	/s/ Paul (Teddy) Fusaro
	Name:	Paul (Teddy) Fusaro
	Title:	Chief Operating Officer and Secretary